FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing that Banco de Chile together with its affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A.

Santiago, December 10th, 2013

Mr.
Raphael Bergoeing Vela
Superintendent of Banks and Financial Institutions

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Compilations of Regulations of that Superintendency of Banks and Financial Institutions, I hereby inform, as Essential Information, regarding this Banking Institution, that by way of notarized deed dated December 9th of 2013 before the public notary of Santiago of Chile Mr. René Benavente Cash, Bank of Chile and its affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A., namely the Collective Debtor’s Life Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen”) and the Collective Debtor’s Life, Total and Permanent Disability 2/3 Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3”)(portfolio in pesos and housing subsidies D.S. N°1 de 2011) both for loan mortgages.

The aforementioned agreements was entered pursuant article 40 of DFL N° 251 of 1931, General Regulation N° 330 of the Superintendency of Securities and Insurance and Circular N° 3,530 of the Superintendency of Banks and Financial Institutions, both dated March 21, 2012, upon which the public bid for the collective policy for life insurance and Total and Permanent Disability 2/3 Insurance Agreement (portfolio in pesos and housing subsidies D.S. N°1 de 2011) was adjudicated to Banchile Seguros de Vida S.A.  who offered in both cases the lowest rates of 0.0103% monthly and of 0.0109% monthly, respectively, including a 14.00% commission fee for the insurance broker Banchile Corredores de Seguros Limitada.

Sincerely,

Arturo Tagle Quiroz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10th, 2013

Banco de Chile

/s/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO